                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities
                   Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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 1.  Name and Address of Reporting Person*


         Sloane                      Barry                             S.
     ---------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)


     1343 Smith Ridge Road
     ---------------------------------------------------------------------------
                                   (Street)


      New Canaan                      CT                              06840
     ---------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
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 2.  Issuer Name AND Ticker or Trading Symbol

        Newtek Capital, Inc.            NKC
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 3.  I.R.S. or Social Security Number of Reporting Person
     (voluntary)

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 4.  Statement for Month/Year

       August 2002
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 5.  If Amendment, Date of Original (Month/Year)

                                   August 2002
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 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [X] Director                         [X] 10% Owner
     [X] Officer (give title below)       [_] Other (specify below)

                 Chairman, Chief Executive Officer and Secretary
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 7.  Individual or Joint/Group Filing (Check Applicable Line)

     [X] Form filed by One Reporting Person
     [_] Form filed by More than One Reporting Person
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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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
 1.  Title of Security   2. Trans-  3. Trans-      4. Securities Acquired (A) or  5. Amount of      6. Owner-    7. Nature of
     (Instr. 3)             action     action         Disposed of (D)                Securities        ship         Indirect
                            Date       Code           (Instr. 3, 4 and 5)            Beneficially      Form:        Beneficial
                                       (Instr. 8)                                    Owned at          Direct       Owner-
                                                                                     End of            (D) or       ship
                                                                                     Month             Indirect
                                                                                                       (I)

                         (Month/    ---------------------------------------------
                          Day/                                 (A) or
                          Year)      Code    V       Amount    (D)        Price   (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             8/20/02      P              1,000       A        $3.43
Common Stock             8/20/02      P              1,500       A        $3.40
Common Stock             8/20/02      P                500       A        $3.35
Common Stock             8/20/02      P                500       A        $3.50
Common Stock             8/20/02      P                500       A        $3.45
Common Stock             8/20/02      P                200       A        $3.30
Common Stock             8/21/02      P                800       A        $3.65
Common Stock             8/21/02      P              2,000       A        $3.63
Common Stock             8/21/02      P              1,000       A        $3.60
Common Stock             8/21/02      P              1,200       A        $3.50
Common Stock             8/22/02      P                500       A        $3.65
Common Stock             8/22/02      P                300       A        $3.70
Common Stock             8/22/02      P                300       A        $3.60
Common Stock             8/22/02      P              1,000       A        $3.50
Common Stock             8/22/02      P              3,200       A        $3.50    4,829,400(1)(2)        D
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                                                                                                                   (OVER)
                                                                                                                   SEC 1474 (7-96)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


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
 1.  Title of   2.  Conver-    3. Trans-  4.  Trans-      5.  Number of Deriv-      6.  Date Exer-        7. Title and Amount of
     Derivative     sion or       action      action          ative Securities Ac-      cisable and          Underlying Securities
     Security       Exercise      Date        Code            quired (A) or Dis-        Expiration           (Instr. 3 and 4)
                    Price of                  (Instr. 8)      posed of (D)              Date
                    Deri-                                    (Instr. 3, 4, and 5)      (Month/Day/
                    vative        (Month/                                                Year)
                    Security       Day/
                                   Year)

                                                                                     -----------------------------------------------
                                                                                       Date      Expira-               Amount
                                                                                       Exer-     tion         Title      or
                                              -------------------------------------    cisable   Date                  Number
                                              Code   V         (A)       (D)                                           of Shares
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 8.  Price    9.  Number         10.  Ownership       11.  Nature
     of           of Deriv-           Form of              of
     Deriv-       ative               Derivative           Indirect
     ative        Secur-              Securitiy:           Beneficial
     Secur-       ities               Direct               Ownership
     ity          Bene-               (D) or               (Instr. 4)
     (Instr       ficially            Indirect
      5)          Owned               (I)
                  at End              (Instr. 4)
                  of Month
                  (Instr. 4)

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

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of securities held by a family trust, a family foundation or for the benefit of minor children, and this report shall not be deemed to be an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purposes.

(2) Includes 1,031,461 shares held by trusts for family and minor children and a family foundation; does not include 914,218 shares held by trusts for family members.

                               /s/ Barry Sloane                    8/23/2002
                              -------------------------------      ---------
                              **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1474 (7-96)